# UGI CORPORATION

# DELIVERING POSITIVE ENERGY EVERY DAY

## 2025 ANNUAL REPORT

**UGI Corporation (NYSE: UGI),** headquartered in King of Prussia, PA, is a distributor and marketer of energy products and services, including natural gas, LPG, electricity, and renewable energy solutions.

For over 143 years, UGI has delivered value to its shareholders through sustained business growth, balanced capital deployment, and disciplined financial management. We are focused on operating a high-performing, customer-centric and results driven organization, sustaining robust investment in its natural gas businesses, primarily in infrastructure replacement and betterment at the utilities, and creating sustainable value for its stakeholders.

## Our Purpose

Delivering Positive Energy Every Day

## 2030 Vision

Customers Love Our Energy

## Our Core Values



Problem Solvers



Ethical



Innovative



Owners



Together



Courageous

## Our Stands

Everyone and everything is always safe

Every customer matters

Employees thrive at UGI

UGI advances a sustainable future

# OUR BUSINESSES[1]

## Natural Gas




- Second largest regulated gas utility in Pennsylvania[2]
- Largest regulated gas utility in West Virginia[2]
- Attractive historical rate base CAGR and ROE



- Strategic midstream assets and energy marketing business
- Significant fee-based income

## Global LPG



- LPG distributor in 15 countries throughout Europe
- Largest LPG distributor in France, Belgium, Denmark, and Luxembourg[3]



- Largest retail LPG distributor in the US based on the volume of propane gallons distributed annually
- Broad geographic footprint with ~1,390 distribution locations serving customers in all 50 states

### FY25 ADJUSTED DILUTED EPS BUSINESS CONTRIBUTION



Global LPG 35%

Natural Gas 65%

### FY25 CAPITAL EXPENDITURES[4]



Global LPG 20%

$882M

Natural Gas 80%

1. As of September 30, 2025
2. Based on total customers
3. UGI International estimate based on the annual volume of distributed propane gallons
4. Includes investments in equity method investees

# KEY FACTS[1]

**16**
Countries

**~9,400**
Employees

**~2.4M**
Customers

**~19,000**
Miles of Gas Mains

**~4.6 bcf/day**
Natural Gas Pipeline Capacity

**$4.5B**
Rate Base

## *141 YEARS OF CONSECUTIVELY PAYING DIVIDENDS*







UGI Energy Services
ACT

MONITOR

UGI

AVANTIGAS
YN66 UFD

1. As of September 30, 2025

# A MESSAGE TO OUR SHAREHOLDERS,

Fiscal 2025 marked a turning point for UGI Corporation. We delivered record financial performance, strengthened our balance sheet with leverage declining to 3.9x at the corporate level, and returned approximately $320 million to shareholders through dividends.

Yet what truly sets this year apart is the fundamental change in how we operate and our positioning for the future. Demand for natural gas continues to grow across our service territories, driven by data center expansion, industrial growth, and the ongoing need for reliable and affordable energy. UGI is well positioned to capture this growth through our strategically located natural gas infrastructure.

## Building a Performance-Driven Culture

In Fiscal 2025, we began an intentional journey to reshape how our business operates. We are creating an environment that drives extraordinary outcomes through accountability, operational discipline, and a relentless focus on excellence.

This transformation touches every aspect of our company. We are investing in our people, fostering transparency, innovation, and ownership at every level. We are breaking down silos, challenging assumptions, and instilling a performance-driven mindset throughout the organization.

This transformation is most visible at AmeriGas. The team has embraced five strategic pillars: an unwavering commitment to safety, customer centricity, operational efficiency, workforce development, and financial discipline. We have deployed stringent project management discipline and are conducting business process analysis to drive more efficient operations. Our teams are embracing technology, including artificial intelligence, to enhance capabilities and effectiveness.

*"Early returns confirm the significant opportunity to unlock intrinsic value."*

### FY25 Highlights

**$3.32**
Adjusted Diluted EPS[1]

**$3.09**
GAAP Diluted EPS

**$500M+**
Free Cash Flow[1]

**42%**
Total Shareholder Return
vs S&P 500: 19%

### FY25 Energy Delivered

**594 bcf**
Natural Gas Delivered

**988 gwh**
Electricity Delivered

**1.6B+**
LPG Gallons Sold

This year AmeriGas achieved a 17% EBIT growth and a 30% reduction in recordable safety incidents. We optimized our supply chain, began reshoring call centers to improve customer service, and implemented new routing processes that delivered fuel cost savings during initial pilots. We also made the strategic decision to exit the break-even wholesale business, allowing us to focus resources where they create the most value.

### Strategic Progress across Our Portfolio

As we focus on areas where we can generate the highest returns, we advanced our portfolio optimization strategy, achieving approximately $150 million from LPG territory divestitures.

1. Adjusted Diluted EPS and Free Cash Flow are non-GAAP measures. See our filings with the SEC for more information.

This same discipline extends to our natural gas businesses, where continued strategic investment is fueling growth. In Fiscal 2025, our natural gas businesses deployed approximately **$900 million in capital** to enhance infrastructure and expand capabilities. At our regulated utilities, this investment and focus on operational excellence enabled the replacement of nearly 130 miles of pipeline, addition of over 11,500 new customers, and achievement of record EBIT. In Midstream & Marketing, we successfully completed several new liquefied natural gas and renewable natural gas facilities while expanding our revenue-generating capabilities for future growth.

## Commitment to Our Communities

Our commitment extends beyond financial performance. In Fiscal 2025, our employees contributed more than **40,000 volunteer hours** and we provided approximately **$3 million in charitable donations**, supporting critical programs in education, health and human services, and community development.

## Path Forward

Building on the foundation laid in Fiscal 2025, we are raising our long-term earnings per share growth expectations to a **compound annual growth rate of 5-7% for fiscal years 2026 through 2029.** This outlook is supported by a robust capital investment program, rate base growth of 9% or higher at our utilities and continued operational momentum at AmeriGas. We remain committed to maintaining financial discipline while retaining flexibility to pursue attractive investment opportunities.

### Four strategic priorities will drive our momentum

**AmeriGas Transformation**

Execute the operational transformation to establish AmeriGas as the **premier propane company** with a reliable and cost-efficient business model

**Natural Gas Leadership**

Positioning UGI as a **key player in regional energy expansion** to capitalize on prolific Pennsylvania investment


Driving operational excellence throughout our business to unlock intrinsic value
UGI
CORPORATION

**UGI International Excellence**

Maintain operational discipline while positioning **propane as a viable alternative fuel**

**Financial Strength & Flexibility**

Maintaining a **strong balance sheet** that enables disciplined growth and strategic investments with continued portfolio optimization

The opportunities before us are substantial, and I am confident in our team's ability to execute our strategic priorities. Thank you for your continued investment in and support of UGI Corporation.

**Robert C. Flexon**
President and Chief Executive Officer

# OUR COMMITMENT
# TO SUSTAINABILITY & RESPONSIBILITY

**MSCI AAA** Rating &
ISS Corporate **Prime** Rating

**2025 Ruby Payne Cook Award Recipient** for community service



## Environmental

### ~$400M
Spent annually on pipeline modernization

### 55%
Scope 1 emissions reduction target (FY20-25)[3]

### 95%+
Reduction in fugitive Methane emission at UGI Utilities (using 1999 as the base year)



## Social

### ~$3M
Contribution to literacy, STEM, & community initiatives

### 40,000+
Volunteer hours

### 30+
Years partnering with Reading Is Fundamental

## Governance[1]

### 90%
Independent board representation[2]

### 80%
Independent committees[2]

### 5 Years
Board tenure average





For more information on our Environmental, Social, and Governance (ESG) program, please see our 2024 Sustainability Report available on our website. The information included in our Sustainability Reports is not intended to be incorporated by reference into this Annual Report.

1. As of September 30, 2025
2. As defined under the rules of the New York Stock Exchange
3. Achievement of this goal is in progress. For more information on UGI's ESG initiatives, please see UGI's sustainability reports and visit www.ugiesg.com.

# COMMUNITY ENGAGEMENT

UGI has a long history of strengthening the communities we serve by providing financial assistance and supporting employee volunteer efforts. Our employees actively participate in their communities by serving on nonprofit boards, acting as mentors and coaches, and volunteering, among other activities. In addition, UGI offers paid volunteer leave for full-time eligible employees.



LIVE UNITED

CEO
Commission on Economic Opportunity
People Helping People.
THE NORTHEAST REGIONAL
WEINBERG FOOD BANK
Ending Childhood Hunger in your community.
FRESH FOOD
Family
Market
PAK
PROVISIONS
Food is Medicine

UGI
Energy to do more
Committed to the Communities We Serve
UGI
Energy to do more®

UGI
Energy Services

BE U
BE UGI
YOU LIVE AND BREATHE OUR COMPANY VALUES
Safety
Respect
Integrity
Sustainability
UGI
WOMEN'S
IMPACT
NETWORK

UGI
Energy to do more

# BRINGING WORLD-CLASS CYCLING HOME

*The Return of the Philadelphia Cycling Classic - Fueled by AmeriGas*

After a 10-year absence, the Philadelphia Cycling Classic will return in August 2026 with AmeriGas Propane L.P as title sponsor. The 2026 Philadelphia Cycling Classic presented by AmeriGas®, a UGI company, marks both the return of world-class professional cycling to Philadelphia and a celebration of American resilience as the nation approaches its 250th anniversary. The original Philadelphia Cycling Classic was first held in 1985 and quickly became one of the premier professional cycling events in North America. Once again, cycling stars will tackle the legendary Manayunk Wall.

"Just as AmeriGas invests in the communities where our employees live and work, we're also heavily investing in upgrading our service standards, enhancing our delivery systems, and ensuring that every customer interaction reflects our dedication to excellence. This race represents everything we stand for - being the best competitor, bringing people together, honoring our regional roots, and supporting the neighborhoods that have supported us for generations while we fuel America's future."

Michael Sharp, President of AmeriGas

## 100,000+
### SPECTATORS

## 14.4 Mile
### CIRCUIT

## 200+
### ELITE CYCLISTS



# Investor Services
*Comprehensive Shareholder Resources*

# Corporate Information
*Leadership & Contact Details*

## ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually at 9:00 a.m. Eastern Standard Time on Friday, January 30, 2026. Interested parties may listen to the audio webcast at www.virtualshareholdermeeting.com/UGI2026

## TRANSFER AGENT AND REGISTRAR

Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

**By Mail:**

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

**By Overnight Delivery:**

Computershare Investor Services
150 Royal St., Suite 101
Canton, MA 02021

**Phone:** 800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Shareholders can also view real-time account information and request transfer agent services online at the Computershare Investor Services website: www.computershare.com/investor

Computershare Investor Services can be accessed through telecommunications devices for the hearing impaired by calling: 800-822-2794 (U.S. and Canada), 312-588-4110 (other countries)

## DIVIDEND REINVESTMENT & DIRECT STOCK PURCHASE PLAN

The plan is sponsored and administered by Computershare, N.A. and provides investors with a simple and convenient method to purchase shares of UGI common stock. Shareholders may use all or any part of the dividends they receive to purchase shares of common stock. The plan also permits participants to make monthly cash purchases of common stock not exceeding $75,000 per year. Investors may become participants by making an initial cash investment of at least $50 but not more than $75,000. All such purchases are without brokerage commissions or service charges

**For More Information about the Plan:**

**By Mail:**
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

**By Overnight Delivery:**
Computershare Investor Services
150 Royal St., Suite 101
Canton, MA 02021

**Phone:** 800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)
Plan information is also available on the Computershare Investor Services website www.computershare.com/Investor

## INVESTOR RELATIONS

Securities analysts, portfolio managers, and other members of the professional investment community should direct inquiries about the Company to:

Vice President, Investor Relations & ESG
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
610-337-1000

## MEET OUR EXECUTIVE LEADERSHIP

**Robert C. Flexon**
President & Chief Executive Officer
UGI Corporation

**Sean P. O'Brien**
Chief Financial Officer
UGI Corporation

**John Koerwer**
Chief Information Officer
UGI Corporation

**Kathleen Shea Ballay**
General Counsel & Chief
Legal Officer UGI Corporation

## OTHER OFFICERS

**Hans G. Bell**
President, UGI Utilities, Inc.

**Joseph L. Hartz**
President, UGI Energy Services, LLC

**Michael Sharp**
President, AmeriGas Propane, Inc.

**Jean Felix Tematio Dontsop**
Vice President, Chief Accounting Officer & Corporate Controller, UGI Corporation

**Julie Fazio**
President, UGI International, LLC

**C. David Lokant**
President, Mountaineer Gas Company

**Veronique Subileau**
Senior Vice President, HR, UGI Corporation

## BOARD OF DIRECTORS

**Mario Longhi**
Director since April 2020, Chairman

**Robert C. Flexon**
Director since November 2024

**David Bingenheimer**
Director since November 2024

**Alan N. Harris**
Director since March 2018

**M. Shawn Bort**
Director since January 2009

**Kelly A. Romano**
Director since January 2019

**Theodore A. Dosch**
Director since July 2017

**Melanie Ruiz**
Director since November 2024

**Tina Faraca**
Director since August 2024

**Santiago Seage**
Director since September 2023

## NEWS, EARNINGS, FINANCIAL REPORTS, & GOVERNANCE DOCUMENTS

Comprehensive news, webcast events, governance documents, and other information about UGI is available via the Internet at https://www.ugicorp.com. You can request reports filed with the SEC and corporate governance documents, including the Company's Code of Business Conduct and Ethics, Principles or Corporate Governance, and the charters for the Company's Board Committee, free of charge by writing to Vice President, Investor Relations & ESG, at the address to the left.



P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation at www.ugicorp.com